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SECURI 10028219 ISSION
...gton, D. C. 20549

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SEC FILE NUMBER
8 - 67556

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 AND ENDING DECEMBER 31, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

OUNAVARRA CAPITAL LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

410 PARK AVENUE – Suite 510

NEW YORK,	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON MILLER (212) 332 - 2746

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X Certified Public Accountant

SEC
Mail Processing
Section

FOR OFFICIAL USE ONLY

MAR 01 2010

Washington, DC
121

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***PAUL O'REILLY-HYLAND,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***OUNAVARRA CAPITAL LLC, as of DECEMBER 31, 2009,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

CEO
____
Title

Laryssa Bohdan
Notary Public – State of New York
Registration no. 01B06183002
Valid from March 10, 2008 to March 10, 2012

X Laryssa Bohdan
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***PAUL O'REILLY-HYLAND,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

OUNAVARRA CAPITAL LLC, as of ***DECEMBER 31, 2009,***

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

CEO

(Title)

Laryssa Bohdan

(Notary Public)

Laryssa Bohdan
Notary Public – State of New York
Registration no. 01B06183002
Valid from March 10, 2008 to March 10, 2012

OUNAVARRA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash	$ 42,946
Accounts receivable	71,126
Investments	38,954
Fixed assets, net of accumulated depreciation of $11,652 (Note 4)	8,331
Total assets	$ 161,357
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 14,804
Unearned income	3,750
Total liabilities	18,554
Capital (Note 6)	142,803
Total liabilities and capital	$ 161,357

The accompanying notes are an integral part of these statements.

OUNAVARRA CAPITAL, LLC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1- Nature of Business

Ounavarra Capital, LLC. (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns placement and advisory fees, from providing investment banking services, through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2009 and February 24, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

OUNAVARRA CAPITAL, LLC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 3- Major Customers

During the year ended December 31, 2009 the Company had revenue of approximately $142,000 from one customer. Total accounts receivable from major customers at December 31, 2009 was $37,909.

Note 4- Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation or amortization are eliminated from the accounts and the resulting gain or loss, if any, is included in income. Depreciation is computed using straight-line method and accelerated methods as prescribed by the Internal Revenue Code. The following represents detail of these accounts:

Furniture and fixtures	$ 3,184
Machinery and equipment	16,799
Software	-0-
	19,983
Less: Accumulated depreciation	11,652
Total	$ 8,331

Note 5- 401(K) Pension Plan

The Company established a 401(k) matching pension plan covering all eligible employees. The Company contributed $3,000 to the plan during the year/

Note 6- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Company's net capital of $23,692 was $18,692 in excess of its required net capital of $5,000. The Company's net capital ratio was 78.31%.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Ounavarra Capital, LLC.
410 Park Avenue – Suite 510
New York, N.Y. 10022

We have audited the accompanying statement of financial condition of Ounavarra Capital, LLC. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ounavarra Capital, LLC. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 24, 2010

OUNAVARRA CAPITAL, LLC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

OUNAVARRA CAPITAL, LLC.
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2009

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Ounavarra Capital, LLC.
410 Park Avenue – Suite 510
New York, NY 10022

Gentlemen:

In planning and performing our audit of the financial statements of Ounavarra Capital, LLC. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding FOCUS Report Part IIA filing except as noted in schedule 1.

This report recognizes that it is not practicable in an organization the size of Ounavarra Capital, LLC. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, FINRA and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
February 24 , 2010